EXHIBIT 99.1
ALVARION LTD. (in interim liquidation and receivership)
Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 5, 2014

You are hereby cordially invited to attend the Extraordinary General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (in interim liquidation and receivership) (the "Company" or "Alvarion"). The Meeting will be held on Sunday, January 5, 2014 at 3:00 p.m. (Israel time) at the ZOA House, 27 Ibn Gvirol Street, Tel Aviv, Israel.

Agenda

The following matter is on the agenda for the Meeting:

Approval of the Company’s proposed Settlement with the Company's creditors, including all actions related thereto.

The shareholders are asked to approve the Settlement with the Company’s creditors that is an exhibit to the Proxy Statement. The Settlement includes, among other things, the increase of the registered share capital of the Company and a corresponding amendment of the Company's Articles of Association, and the issuance of shares to the Buyer and Receiver, all as more fully described in the Proxy Statement. You should read the Proxy Statement before casting your vote.

The Proxy Statement

The Proxy Statement has been filed by the Company with the Securities and Exchange Commission (the “Commission) under Form 6-K and is available to the public on the Commission’s website at http://www.sec.gov. The Proxy Statement, proxy card and position statements are also available on the Israel Securities Authority website at www.magna.isa.gov.il, on the Tel Aviv Stock Exchange website at www.maya.tase.co.il and at the “Investors” section of our Company’s website, at http://www.alvarion-ltd.com.

The Record Date

You are entitled to notice of, and to vote at, the Meeting and any adjourned meeting, if you hold Ordinary Shares, nominal value NIS 0.10 per share, of Alvarion as of December 17, 2013, the record date for the Meeting (the "Record Date").

Vote Required for Approval of the Proposal

Approval of the proposed Settlement with Creditors requires the affirmative vote of the majority of the shareholders, represented at the respective meetings in person or by proxy, and voting on the item, disregarding abstentions. This majority should also represent no less than 75% of the votes in such meeting, disregarding abstentions.

Voting by Proxy Card

You can vote your shares by attending the Meeting or by completing and signing a proxy card. The Special Manager and Receiver of the Company is asking that you sign and send in your proxy card, attached to this Notice, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Voting can be done by completing the second part of the proxy card. The form of proxy card is attached to the proxy and available on the websites listed under “Agenda” above.  A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless (i) we receive it at the above address, or our registrar and transfer agent receives it in the enclosed envelope, by 5 p.m., January 3, 2014 (or (ii) the proxy card is otherwise presented to the Chairman of the Meeting.

A shareholder, wishing to express his/her position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Special Manager's offices, c/o Ms. Yael Barkai, at Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel or yael@var-management.com. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 27, 2013.  A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose shares are registered with a member of the TASE is entitled to receive the confirmation of ownership of its shares from the member of the TASE through which he/she holds the shares at the offices of the member of the TASE or via mail to his/her address (for a mailing charge only) if the shareholder so requests, provided that the request will be given ahead of time and with regards to a specific securities account, prior to the Record Date.

If you own ordinary shares in a brokerage account for trading on the Tel Aviv Stock Exchange, you may only vote your shares in one of the following two ways: (a) By mail: sign and date your proxy card and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described below; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Special Manager’s offices, which are located at Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel, by prior coordination with Ms. Yael Barkai (yael@var-management.com or tel: +972-2-995-5666).

By Order of the Special Manager and Receiver, Yoav Kfir, CPA December 18, 2013

ALVARION LTD. (in interim liquidation and receivership)
Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel

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PROXY STATEMENT

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 5, 2014

We invite you to attend the Extraordinary General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (in interim liquidation and receivership) (the "Company" or "Alvarion"). The Meeting will be held on Sunday, January 5, 2014 at 3:00 p.m. (Israel time) at the ZOA House, 27 Ibn Gvirol Street, Tel Aviv, Israel.

You are entitled to notice of, and to vote at, the Meeting, if you hold Ordinary Shares, nominal value NIS 0.10 per share, of Alvarion as of December 17, 2013, the record date for the Meeting. You can vote your shares by attending the Meeting or by completing and signing a proxy card. The special manager and receiver of the Company is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda

The following matter is on the agenda for the Meeting:

Approval of the Company’s proposed Settlement with the Company's creditors, including all amendments to the Articles of Association of the Company, issuance of shares and the additional items included therein.

Quorum

On December 17, 2013, we had 10,414,412 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, December 17, 2013, is entitled to one vote at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 33 and 1/3 percent (33.33%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of Each Proposal

Approval of the proposed Settlement with Creditors requires the affirmative vote of the majority of the shareholders, participating at the meeting in person or by proxy, and voting on the item, disregarding abstentions. This majority should also represent no less than 75% of the votes cast in such meeting, disregarding abstentions.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards that are to be returned directly to our registrar and transfer agent. Holders of shares in “street name” will also receive proxy cards, although those proxy cards will be used to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record
If you are a shareholder of record, you can submit your vote by completing, signing and submitting (in the envelope provided to you) a proxy card, which has or will be sent to you and which will be accessible on the Company’s website, as described below under “Availability of Proxy Materials”. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless (i) we receive it at our offices in Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel, or our registrar and transfer agent receives it in the enclosed envelope, by 5 p.m., January 3, 2014 or (ii) the proxy card is otherwise presented to the Chairman of the Meeting.

Shareholders Holding in “Street Name,” including through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote. This can be accomplished by completing a proxy card and returning it in the envelope provided. You should also follow the procedures described in the voting materials provided by your bank, broker or other nominee regarding the voting of your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee if you would like to change or revoke your voting instructions. If you own ordinary shares in a brokerage account for trading on the Tel Aviv Stock Exchange, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA simultaneously with the filing of this proxy statement and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple proxy cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will also receive more than one proxy card. You should complete, sign, date and return each proxy card you receive.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on December 17, 2013. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on December 17, 2013, or which appear in the participant listing of a securities depository on that date. We will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means, by the special manager and receiver of the Company, his employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Availability of Proxy Materials

This Proxy Statement has been filed by the Company with the Securities and Exchange Commission (the “Commission) under Form 6-K and is available to the public on the Commission’s website at http://www.sec.gov. The Proxy Statement, proxy card and position statements, if any, are also available on the Israel Securities Authority website at www.magna.isa.gov.il, on the Tel Aviv Stock Exchange website at www.maya.tase.co.il and at the “Investors” section of our Company’s website, at http://www.alvarion-ltd.com

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

We are not aware of any person or entity that beneficially owned, as of December 17, 2013, more than 5% of our outstanding Ordinary Shares.

ITEM 1- SETTLEMENT WITH CREDITORS

Background

On July 15, 2013, the District Court of Tel Aviv – Yaffo appointed Mr. Yoav Kfir, CPA as the Company’s receiver. The appointment was made following a request submitted to the Court by Silicon Valley Bank (“SVB”), a secured lender, to enforce pledges registered in its favor in connection with a loan granted by SVB to the Company. Subsequently, Mr. Kfir was also appointed to be Alvarion’s special manager.

On September 4, 2013, following several rounds of negotiations, the Court approved an offer made by Valley Telecom Ltd., acting on behalf of Alvalleytech Ltd. (the “Buyer”) to acquire the Company’s operations and certain assets, for a total of no less than NIS 38 million (the “Acquisition Offer”).

On September 17, 2013, the Buyer made the first payment of NIS 12.5 million in accordance with the court-approved asset sale agreement and assumed the management and financing of the Company’s operations, while the public entity remained in receivership. A second stage of the acquisition, as purported in the Acquisition Offer, was to complete an issuance to the Buyer of an amount of shares, which will constitute most of the Company's then outstanding shares, subject, among other conditions, to the execution of a Settlement with the Company's creditors and the receipt of the approval of the meetings of creditors and of the shareholders thereof.

On December 1, 2013, the Buyer made a second payment of NIS 2.5 million in accordance with the court-approved asset sale agreement.

On December 2, 2013, the Court approved the proposed creditors’ plan of settlement and ordered to call Creditors’ Meetings and an Extraordinary General Meeting of Shareholders to approve the proposed settlement which is attached hereto and summarized below.

Proposed Settlement with Creditors

At the Meeting, the shareholders will be asked to approve a settlement with the Company's creditors, in the form attached as an exhibit to this Proxy Statement (the "Settlement"). A summary of the Settlement is provided below. This summary is qualified in its entirety by, and should be read together with the full text of the Settlement, that is attached as an exhibit hereto.

(1)
In consideration for the payment by the Buyer of a sum of NIS 6.25 million and an injection of certain assets into the Company,  , the Company shall issue shares of the Company in a manner which procures that after the issuance 75% of the issued share capital of the Company will beheld by the Buyer, 10% of the issued share capital of the Company will be held by the present shareholders of the Company, and 15% of the issued share capital of the Company will be held by the Receiver for the benefit of the Company's creditors, all on a fully diluted basis; All of the abovementioned shares shall be issued in accordance with Section 34A of the Sale Law, 1968, and shall be free and clear of any and all restrictions.

(2)
In addition, post the abovementioned share issuance the Buyer intends to issue stock options to the employees of the Company for a total of up to 10% of the shares of the Company, which shall be exercisable for two years from issuance thereof, upon exercise of these options, all of the Company's then shareholders shall be diluted.

(3)	Buyer shall transfer into the Company certain assets. As of the date hereof, the Buyer has not yet identified which assets will be transferred into the company.

(4)
The creditors will receive NIS 6.25 million of the proceeds from the Buyer in addition to the issuance of shares constituting 15% of the Company's share capital as described above. This cash payment to the creditors will be made irrespective of whether the Settlement is approved and executed.

(5)
Approval of the Settlement shall constitute a comprehensive waiver by all creditors and stakeholders of the Company, including secured creditors, ordinary creditors, preferred creditors, shareholders, officeholders, employees and/or any and all creditors of any and all kinds, including creditors owed a debt or obligation, present or future, certain or conditional; in such manner that all liabilities of the Company with respect to a debt or obligation, present or future, certain or conditional, shall be expunged against the Company and remain as claims towards the Settlement funds. The creditors of the Company shall, in the framework of the Settlement, give their consent that any and all liens entered in their favor and arising from the debts of the Company shall be removed. Debts to the Chief Scientist will remain outstanding, in accordance with the following: the Buyer has assumed outstanding liabilities towards the Chief Scientist with respect to assets purchased by it; outstanding Chief Scientist liabilities with respect to other assets will be paid within two years, by the buyer of such assets or the holder thereof at such time.

(6)
The Company's Articles of Association shall be amended in such manner that the registered share capital of the Company shall be increased to the number of shares required for the issuances described above (and for consolidation of the share capital of the Company to the extent that this is required by the buyer).

(7)
Upon the approval of the Settlement, the Buyer may appoint directors on its behalf and replace the Company's auditors. For as long as the Receiver holds 15% of the shares of the Company for the benefit of the creditors, the Receiver shall be entitled to appoint one director in the Company, such right being personal to the Receiver in his capacity as such and for as long as he holds such shares, and it may not be transferred to any third party whatsoever, including to the creditors of the Company.

(8)
The proposed Settlement with creditors is subject to certain conditions, including approval by a creditors' meeting and the continued listing of the Company on NASDAQ and the Tel Aviv Stock Exchange after January 13, 2014. In order to meet this condition and remain listed, the Company must emerge from bankruptcy proceedings and demonstrate compliance with all applicable requirements for initial listing on NASDAQ by that date.

(9)
Upon the approval of the Settlement, any and all options (insofar as any exist) for the purchase of shares of the Company or any right to receive  (for consideration or gratis)  securities of the Company and/or of any of its subsidiaries, granted to any of the Company's employees, managers, controlling shareholders, creditors or any third party prior to the Closing Date (as defined in the Settlement) shall be cancelled.

As part of the approval of the Settlement, in order to enable the execution of the actions described in sections 1 and 2 of the summary above, an increase of the Company's registered share capital is required, such that following such increase, the Company's registered share capital will be Twelve Million New Israeli Shekels (NIS 12,000,000) divided into One Hundred and Twenty Million (120,000,000) Ordinary Shares of a nominal value of NIS 0.1 each. Accordingly, Article 6.1 of the Company's Articles of Association will be replaced with the following:

6.1.
The registered share capital of the Company is Twelve Million New Israeli Shekels (NIS 12,000,000) divided into One Hundred and Twenty Million (120,000,000) Ordinary Shares of a nominal value of NIS 0.1 each.

We are proposing to adopt the following resolution:

"RESOLVED, to approve the Settlement with creditors in the form attached as an exhibit to this Proxy Statement and all actions required in connection the execution thereof, including the increase of the registered share capital of the Company to NIS 12,000,000 and a corresponding amendment of the Company's Articles of Association as described in the Proxy Statement, and the issuance of shares to the Buyer and Receiver."

Approval of the proposed Settlement with Creditors requires the affirmative vote of the majority of the shareholders, participating at the meeting in person or by proxy, and voting on the item, disregarding abstentions. This majority should also represent no less than 75% of the votes cast in such meeting, disregarding abstentions.

By Order of the Special Manager and Receiver, Yoav Kfir, CPA December 2013